UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	TCW Direct Lending VII LLC

Address of Principal Business Office:	200 Clarendon Street, 51st Floor Boston, Massachusetts

Telephone Number:	(617) 936-2275

Name and Address of Agent For Service of Process:	Meredith Jackson, Esq. Executive Vice President and General Counsel The TCW Group, Inc. 865 S. Figueroa Street Los Angeles, California 90017

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the 1940 Act pursuant to Section 54(a) of the 1940 Act to be duly executed on its behalf in the City of New York and the State of New York on the 2nd day of October, 2017.

TCW Direct Lending VII LLC

By:	TCW Asset Management Company, its managing member

By:	/s/ Oladipo Ashiru
Name:	Oladipo Ashiru
Title:	Authorized Person

Attest:	/s/ Meredith Jackson
Name:	Meredith Jackson, Esq.
Title:	Authorized Person